May 26, 2005

                                                              Thomas J. Poletti
                                                              310.552.5045
                                                              Fax:  310.552.5001
                                                              tpoletti@klng.com


Via Edgar and Fed Ex
--------------------

Office of Emerging Growth Companies
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549-0303
Attn:  John Reynolds

Re:  SRKP 2, Inc.
     Registration Statement on Form SB-2
     File Number:  333-124164
     Filed April 19, 2005

Dear Mr. Reynolds:

On behalf of SRKP 2, Inc. (the "Company") we hereby transmit for filing Amendment No. 1 to Form SB-2 filed April 19, 2005 ("Amendment No. 1"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 1 (marked to show changes and additions from the Form SB-2 filed April 19, 2005 (the "SB-2")). We have been advised that changes in Amendment No. 1 from the SB-2, as submitted herewith in electronic format, have been tagged.

The staff of the Securities and Exchange Commission (the "Staff") issued a comment letter, dated May 17, 2005, in respect of the above-referenced filing. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 1.

General

   1. Comment: Please update the financial statements, if necessary, to comply with Item 310(g) of Regulation S-B.

        Response: We respectfully submit that updated financial statements are not required at this time, but will be provided as necessary in any additional amendments.

   2. Comment: Please include an updated consent with any amendment to the registration statement.

        Response: Further to the request of the Staff, we will include an updated consent with Amendment No. 1.

Office of Emerging Growth Companies
Securities and Exchange Commission
May 26, 2005
Page 2


Prospectus Cover Page

   3. Comment: The information required by Item 501(a)(10) of Regulation S-B should be disclosed on the prospectus cover page. Please revise.

        Response: Further to the request of the Staff, the prospectus cover page has been revised to included the information required by Item 501(a)(10) of Regulation S-B.

Prospectus Summary - Offering Conducted in Compliance with Rule 419

   4. Comment: Elaborate on what you mean when you disclose that your officers and directors have "only limited previous experience launching and operating `blank check' companies such as SRKP 2."

        Response: We have included a cross reference to the section entitled "Management - Prior Blank Check Company Experience" in the Prospectus Summary.

Limited State Registration, page 2

   5. Comment: We note that the company intends to apply to have the securities registered for sale in Illinois, New York and Nevada. In addition, it appears as though the company intends to rely on exemptions from state registration in Hawaii. Prior to effectiveness please update this information to the latest practicable date.

        Response: Further to the request of the Staff, this information will be updated.

Risk Factors

   6. Comment: In the introductory paragraph, clarify that you disclose all "material" risks here.

        Response: Further to the request of the Staff, the introductory paragraph has been revised to clarify that all material risks are disclosed.

   7. Comment: In the first risk factor, disclosure indicates that "[i]n the event of identical officers and directors, the company that first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction." Is this understanding memorialized in corporate documents? If not, disclose how the company can assure that management will abide by the policies it has identified to mitigate any potential conflicts of interest. Also, disclose where SRKP 2 stands in relation to other similar registration statements filed with the Commission.

        Response: Further to the request of the Staff, the risk factor has been revised, the bylaws of the Company have been revised and these bylaws have been re-filed as an exhibit to Amendment No. 1.

Office of Emerging Growth Companies
Securities and Exchange Commission
May 26, 2005
Page 3


   8. Comment: The second sentence in the third risk factor does not appear to make sense. Please clarify.

        Response: Further to the request of the Staff, the noted sentence has been revised to clarify that the Company cannot assure investors that the uncertainty regarding its ability to continue as a going concern (as indicated in the report of the Company's independent auditors) will not impair its ability to consummate a business combination.

   9. Comment: Please provide a risk factor that addresses the risks associated with the fact that if the offering is not successfully completed within 180 days, the funds in the non-interest bearing escrow account will be returned without interest. Also add disclosure discussing the fact that if the maximum is reached within the 180 days, then the funds will be placed into an interest bearing account for a maximum of 12 months.

        Response: Further to the request of the Staff, we have included this risk factor and disclosure.

Use of Proceeds

   10. Comment: We note that upon consummation of a merger transaction, the proceeds of the offering may be used to repay loans or the company may seek to have the target company complete the repayment of the loans. Please disclose if the repayment of such loans by the target company will be a criteria in selecting a target candidate.

        Response: Please note that the repayment of any loans made to the Company by management will likely be a criteria in selecting a target candidate. We have revised this section to clarify.

   11. Comment: Disclosure indicates that the filing the fees and expenses in excess of amounts held in treasury will be advanced by management or promoters. Please file a copy of such loan agreement or understanding as an exhibit.

        Response: Please note that the Company does not have any formal written loan agreement or understanding with management or promoters regarding advances of fees an expenses in excess of amounts held in treasury. For this reason, no additional exhibit has been filed.

   12. Comment: Please expand the disclosure in this section as to how the proceeds will be used. Disclosure on page 25 indicates that funds will be disbursed to SRKP for its operations. Please reconcile.

        Response: We note your comment and have revised this section accordingly.

Office of Emerging Growth Companies
Securities and Exchange Commission
May 26, 2005
Page 4


   13. Comment: Disclosure indicates on page 10 that the company's counsel has agreed, if necessary, to defer a portion of their legal fees pending consummation of such combination. Please file this agreement as a material exhibit.

        Response: Please note that there is no written agreement between the Company and our firm regarding any potential deferral of legal fees pending the consummation of a business combination. For this reason, no additional exhibit has been filed.

Capitalization

   14. Comment: With respect to any data presented that contains information assuming shares will be sold in the offering, please note that in a best-efforts offering, you may not utilize financial statements that purport to give effect to the receipt of any part of the proceeds from the sale of securities for cash. See Rule 170.

        Response: Further to the request of the Staff, the "As Adjusted" columns of the Summary Financial Information table and the Capitalization table have been removed.

Rights and Protections Under Securities Act Rule 419

   15. Comment: The last paragraph on page 8 should be revised to make it clear that all the shares must be sold within 180 days and that any post-effective amendment filed during the 180 day offering period is subject to staff review and the company must discontinue the offering until the post-effective amendment is declared effective.

        Response: We note your comment and have revised this paragraph accordingly.

Management

   16. Comment: Disclose or tell us whether Mr. Rappaport is still a director of Digital Learning Management Corporation.

        Response: Please note that Mr. Rappaport resigned from the board of directors of Digital Learning Management Corporation on February 28, 2005.

Part II - Information Note Required in Prospectus

Exhibits

   17. Comment: A copy of the executed Escrow Agreement should be filed as an exhibit. See Rule 419(b)(5).

        Response: Further to the request of the Staff, a copy of the executed Escrow Agreement has been filed as an exhibit to Amendment No. 1.

Office of Emerging Growth Companies
Securities and Exchange Commission
May 26, 2005
Page 5


   18.  Comment: Please file an executed version of Exhibit 4.3.

        Response: Further to the request of the Staff, a copy of the executed Registration Rights Agreement has been filed as an exhibit to Amendment No. 1.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael S. Yu at (310) 552-5000 or via fax at (310) 552-5001 with any questions.


Sincerely,


/s/ Thomas J. Poletti
---------------------
Thomas J. Poletti

cc:      Richard Rappaport, SRKP 2, Inc.